                                                                  EXHIBIT (c)(3)






                                   HHCo, Ltd.


                                       FOR

                                      PFMI



                             MARKET PRICING ANALYSIS

                                       OF


                               PIERRE FOODS, INC.





















MARCH 27, 2001

At the request of PFMI, HHCo, Limited. (HHCo) has conducted an analysis of the Stock Value of Pierre Foods, Inc. in order to equitably compensate the holders of Pierre Common stock in a tendering of their shares pursuant to a going private transaction.

Various methodologies were used in determining an equitable value:

         Book Value
         Tangible Book Value
         Asset Valuation relative to Senior Debt Obligations
         EBITDA - Cash Flow generation
         Company performance and valuations versus their direct competitors in the protein processing industry.

Balance Sheet Analysis -  $"000"
--------------------------------

Exhibit I
---------

The balance sheet at the end of 3Q 2001 (December 2, 2000) identifies total assets carried at a value of $162,000; Current Liabilities of $13,915; and Total Debt of $116,967, accounting for Stockholders Equity of $28,213. Included within the assets are $71,195 of net Intangible Assets, mostly arising from the 1998 acquisition of the Pierre Cincinnati plant from Tyson Foods.

With 5,781,480 shares outstanding, the book value per share on December 2 was $4.88. This value includes $12.32 value per share attributed to intangibles.

Pierre Foods' bank had contracted for third party appraisals on the land and buildings and all production equipment in June of 2000. The results of these independent valuations placed the fair market value of all of the assets ($5,188) under the carrying value.

Further, HHCo completed a review of the underlying value of the intangible assets, most of which were recorded in connection with the purchase of the Pierre Cincinnati facility.

Per the HHCo study, the net intangible assets on the Pierre books were overstated by ($48,400), representing the value of the unallocated portion of the intangibles of $28.1 million, 1/2 the value of the value attributed to "trademarks," or $20.3 million. HHCo has restated the balance sheet to eliminate the excess valuation in the fixed assets and the intangible assets. HHCo then restated the December 2, 2000 published balance sheet. This schedule is included as Exhibit I.

PFMI Study     Exhibit I

PIERRE FOODS
BALANCE SHEET VALUATION

                                     --------------------  --------------------
                                                                  Adjusted
                                          As Reported             Based on
                                                                  Valuation
                                           12/2/2000            Differentials
                                     --------------------  --------------------

Current Assets                               52,552                  52,552

PP&E                                         34,798                  29,610

Intangibles                                  71,195                  22,795

Deferred Items                                3,455                   3,455
                                     --------------------  --------------------

Total Assets                                162,000                 108,412
                                     --------------------  --------------------

Current Liabilities (less bank debt)         13,915                  13,915

Debt                                        116,967                 116,967

Deferred Taxes& Other                         2,905                   2,905

Equity                                       28,213                 (25,375)
                                     --------------------  --------------------

Total Liab. & Equity                        162,000                 108,412
                                     --------------------  --------------------


Tangible Net Worth                          (42,982)                (48,170)
                                     --------------------  --------------------

# of Shares                               5,781,480               5,781,480

Net Worth / Share                            4.8799                 (4.3890)
Tangible Worth/Share                        (7.4344)                (8.3318)


compiled by HHCo

The restatement reduces the net fixed assets to $29,610, and reduces the intangible assets to a net $22,795. These value reductions, in turn, reduce the carrying book value of Pierre Foods to a negative of ($25,375). Thus, restated book value per share is calculated at ($4.39), with $3.94 of that balance attributed to the remaining fair value intangible assets. The tangible book value per share is calculated as ($8.33).

This restatement also reduced Dec. 2 overall asset value to $108,412, including the $22,795 in intangibles. With outstanding debt of $116,967, clearly a liquidation of the assets would preclude any recovery for the shareholders.

Because of the negative common share values, HHCo abandoned either asset valuation or book valuation from further consideration for determining an equitable pricing model for Pierre Foods in the going private transaction.

However, HHCo reviewed the competitive public companies in the protein-processing segment of the food processing industry to determine the relationship of book value and tangible book value to the recent stock pricing. This study is included as Exhibit II.

PFMI Study    Exhibit II
COMPETITIVE BOOK VALUE ANALYSIS

                                  ------------------------------------------------------------------------     --------------
                                                                               Pilgrims                             Pierre
                                     Hormel        ConAgra       Smithfield      Pride        Tyson                  Foods
                                  ------------------------------------------------------------------------     --------------
Total Book Value $Mil                 873.9       2,964.1           902.9       342.6        2,175.0                  28.2
# Shares Outstanding Mil              138.6         492.2            54.7        41.1          225.0                   5.8
Book Value per Share                   6.31          6.02           16.51        8.34           9.67                  4.86

Recent Selling Price                $ 21.10       $ 24.76         $ 31.15     $ 11.10        $ 13.55                  1.13
 Ratio of Market Price to BV           3.35          4.11            1.89        1.33           1.40                  0.23



Tangible Book Value $Mil              781.3         598.1           582.8       342.6        1,238.0                 (43.0)
# Shares Outstanding                  138.6         492.2            54.7        41.1          225.0                   5.8
Book Value per Share                   5.64          1.22           10.65        8.34           5.50                 (7.41)

Recent Selling Price                $ 21.10       $ 24.76         $ 31.15     $ 11.10        $ 13.55                  1.13
Ratio of Market Price to TBV           3.74         20.38            2.92        1.33           2.46                 (0.15)


Compiled by HHCo

The competitive comparisons of Book Value per share to market share pricing ranged from a high ratio of 4.11 per share to a low of 1.33 with wide dispersion, as compared to the Pierre foods ratio at .23. The study of comparing Tangible Book Value per share to market share pricing among the competitors, ranged from a ratio of 20.38 to 1.33, with an even wider dispersion, versus the Pierre ratio at a negative correlation.

HHCo has concluded that the market valuation is not responsive to book value considerations, and has discontinued further study of this relationship.


--------------------------------------------------------------------------------

Competitive Analysis
--------------------

HHCo analyzed the recent profit and loss statements of the protein processing segment of the publicly traded food processors to determine the gross profit generation; the operating earning structure; and the final income of the competitors. This study is included as Exhibit III.

PFMI Study    Exhibit III

COMPETITIVE OPERATIONS

"$ Mil"                                     1998        1999        2000
Sales and Expenses                          ----        ----        ----              These are the Competitors with SIC Code 2011
Sales ttm (Trailing Twelve Months)                                                    Meatpacking, that are closest in Protein
----------------------------------                                                    Processing with after slaughter operations
Hormel                                     3,261.0     3,357.8     3,675.1
ConAgra                                   24,219.5    24,594.3    25,385.8
Smithfield                                 3,867.4     3,775.0     5,150.5            The overall food processing industry
Pilgrims Pride                             1,331.5     1,357.4     1,499.4            statistics are favorably impacted by
Rymer Foods                                   30.2        38.9        39.9            higher margin breads, candies, Branded goods
Tyson                                      7,414.1     7,362.9     7,158.0            Thus, only the processes protein segment
                                        ------------------------------------          has been analysed
  Average                                  6,687.3     6,747.7     7,151.5
                                        ------------------------------------
Pierre (11/00 fcst for '01)                  173.8       183.5       208.2

    Total Industry (excl. Pierre)         40,123.7    40,486.3    42,908.7

                                                                            ----------
                                                                             Yr. 2000
Cost of Sales (excl. Depr. & Amort.)                                        % to Sales
------------------------------------                                        ----------
Hormel                                     2,347.1     2,321.7     2,614.9     71.2%
ConAgra                                   20,020.0    21,125.8    20,732.8     81.7%
Smithfield                                 3,479.6     3,235.4     4,456.4     86.5%
Pilgrims Pride                             1,162.8     1,137.2     1,297.6     86.5%
Rymer Foods                                   27.6        34.0        36.5     91.5%
Tyson                                      6,017.0     5,798.9     5,787.0     80.9%
                                        ----------------------------------------------
  Average                                  5,509.0     5,608.8     5,820.9     81.4%
                                        ----------------------------------------------
Pierre                                       107.2       113.9       132.3     63.5%

    Total Industry (excl. Pierre)         33,054.1    33,653.0    34,925.2

                                                                            ----------  ----------
                                                                             Yr. 2000   Total Exp.
Selling, General Admin. Exp.                                                % to Sales   % Sales
----------------------------                                                ----------  ----------
Hormel                                       677.2       737.1       737.7     20.1%       91.2%
ConAgra                                    2,468.8     2,598.4     2,888.2     11.4%       93.1%
Smithfield                                   219.9       295.6       390.6      7.6%       94.1%
Pilgrims Pride                                58.8        76.2        85.3      5.7%       92.2%
Rymer Foods                                    4.0         4.1         4.3     10.8%      102.3%
Tyson                                        774.9       709.1       732.0     10.2%       91.1%
                                        ----------------------------------------------------------
  Average                                    700.6       736.8       806.4     11.3%       92.7%
                                        ----------------------------------------------------------
Pierre                                        47.7        54.8        59.9     28.8%       92.3%  Pierre has higher SGA costs, but
                                                                                                  less than average total expenses.
    Total Industry (excl. Pierre)          4,203.6     4,420.5     4,838.1                        Thus, cost classification may
                                                                                                  account for the higher SGA
                                                                                                  Thus, Herth cost deemed not
                                                                                                  material to valuation.

The size of the public competitors ranged from ConAgra (Armour, Swift) with sales of $25 billion, to Rymer Foods (a troubled company under contract for sale, selling proteins to the food service industry) at $40 million volume. The other protein processors studied were Hormel, (pork); Smithfield, (pork); Pilgrims Pride, (chicken & turkey); Tyson, (chicken). Other than Rymer, Pierre Foods at $208 million sales is dwarfed in size by the other integrated processors.

HHCo analyzed the Cost of Sales of these competitors as compared to Pierre. Depreciation and Amortization expenses were excluded from this cost study in order to fully compare "conversion costs" without regard to the impacts of asset structure or goodwill writeoffs. The competitors averaged latest reporting period Cost of Sales at 81.4% of sales, while Pierre is calculated at 63.5%.

HHCo then analyzed the Selling, General and Administrative costs of the competition. The competition averaged 11.3% to sales for the latest period, while Pierre recorded 28.8%. To validate that differing accounting practices and classification of costs was responsible for the wide dispersion of cost ratios, the total operating costs (again excluding depreciation and amortization) was calculated, and the average for the competitors was 92.7%, with a very tight dispersion. Pierre Foods total costs were 92.3% to sales, thus, Pierre was operating at a slightly favorable cost structure to the competition. With this information, it is determined that the overall cost impact of the Herth management contract is negligible to the cost structure relative to the competition.

HHCo then looked at the debt structure of the protein segment competitors, as compared to Pierre, and compared the cash flow generation, EBITDA, to determine the ability of the industry to service debt. The debt to equity structure of the competition was also studied. This debt study is included as Exhibit IV.

PFMI Study    Exhibit IV

DEBT AND CAPITALIZATION

                                                                    --------  ---------  -----------  ----------
                                                                     Debt %     Debt %    Debt to *   Debt $ per
Outstanding Total Debt Bal. $Mil      1998       1999       2000    to Sales  to EBITDA  Tot Capital    Share
--------------------------------      ----       ----       ----    --------  ---------  -----------  ----------
Hormel                                 211.0      225.9      184.3     5.0%      56.1%       17.4%        1.33
ConAgra                              3,414.3    3,402.1    3,842.9    15.1%     217.8%       56.5%        7.81
Smithfield                             415.8      683.9    1,301.2    25.3%     431.2%       59.0%       23.79
Pilgrims Pride                         205.7      188.2      169.7    11.3%     145.7%       33.1%        4.13
Rymer Foods                              3.6        3.5        3.7     9.3%    -370.0%       77.1%        0.86
Tyson                                2,128.9    1,803.8    1,542.0    21.5%     241.3%       41.5%        6.85
                                   -----------------------------------------------------------------------------
  Average                            1,063.2    1,051.2    1,174.0    16.4%     223.7%       49.2%        6.14
                                   -----------------------------------------------------------------------------
Pierre                                 117.0      117.0      117.0    56.2%     713.4%       80.6%       20.17

    Total Industry (excl. Pierre)    6,379.3    6,307.4    7,043.8                       * Total Capitalization=Debt+Equity
                                                                                 ------------------------------------------------
                                                                                 Debt plays an important role in determining
                                                                                 the Stock pricing, as the lenders have
                                                                                 first priority. Huge negative to Pierre valuation
                                                                                 -------------------------------------------------
Book Value $Mil
---------------
Hormel                                 813.3      841.1      873.9
ConAgra                              2,839.0    2,908.8    2,964.1
Smithfield                             361.0      542.2      902.9
Pilgrims Pride                         230.9      294.3      342.6
Rymer Foods                              4.9        2.9        1.1
Tyson                                1,970.4    2,128.0    2,175.0
                                   ---------------------------------
  Average                            1,036.6    1,119.6    1,209.9
                                   ---------------------------------
Pierre                                                        28.2


Tangible Book Value* $Mil
-------------------------
Hormel                                 708.1      742.6      781.3
ConAgra                                447.3      500.1      598.1
Smithfield                             348.6      439.2      582.8
Pilgrims Pride                         230.9      294.3      342.6
Rymer Foods                              4.9        2.9        1.1
Tyson                                  934.6    1,165.5    1,238.0
                                   ---------------------------------
  Average                              445.7      524.1      590.7
                                   ---------------------------------
Pierre                                                       (43.0)

* Eliminates all intangible assets and
  reduces equity accordingly

Compiled by HHCo

The competitors are maintaining debt levels that ranged from 5% to 25% of annual sales, for an average of 16.4%. Pierre is maintaining a debt level of 56% of sales. This range would indicate that interest payments in the industry would range from between .5% to 2.5% of sales, with the average at 1.6% to sales. Pierre is carrying an interest cost of 6% to sales. Likewise, the ratio of Debt to total Capitalization (debt plus equity) ranged from 17% to 59%, with a simple average of 41.5%, and a weighted average of 49.2%. (Rymer was excluded from this average as the company had recently undergone a restructuring). This compares to the Pierre debt to total capitalization of 80.6%.

HHCo also calculated total debt to EBITDA, to determine the ability of the competition to service its debt. This calculation ranged from 56%, or slightly more than a half a years EBITDA could retire all debt (excluding interest), to 431%, or 4 and 1/3 years EBITDA would be needed to retire debt, (excluding interest). In Pierre's case it would take over 7 years cash flow to retire debt, excluding interest.

Finally, HHCo looked at the debt on a per share basis, on the assumption that the stock market would devalue the market price based on the senior obligations that the company would need to satisfy before stockholder consideration. This same consideration would come into play in an acquisition for stock, as the acquirer would assume the debt obligations. With fairly wide dispersion, the competitors had a simple average of $6.14 per share of debt obligations, which, on a weighted average basis was $7.40 per share. Pierre is burdened with debt obligations of $20.17 per share, over 2.7 times the industry average, a large negative to stock valuation.

In Exhibit V, HHCo additionally looked at EBITDA ratios to operating results. With the industry generating total EBITDA of $3.150Bil, on industry sales of $42.9Bil, the industry, on average, records 7.34% EBITDA to Sales. Pierre stands favorable to the industry at 7.88%, however, Pierre operations does not benefit from that cash flow, as the bulk of the cash generated is used to pay interest on the high debt level. This negates the ability to create a sinking fund to provide for the June 2006 retirement of the debt. This impact is clear in looking at final Net Income as a percent of sales. The industry (which based on the above discussed cost structure was slightly higher than Pierre) was able to generate a normalized return on sales (before reserve and unusual items) of 2.47%, while Pierre's favorable operations convert to a (1.3%) negative return on sales due to the high interest costs.

PFMI Study    Exhibit V

CASH FLOW AND EARNINGS

                                                                                ---------  ---------  ---------
                                                                                Cash Flow  Cash Flow   Debt to
EBITDA                                             1998       1999       2000    to Sales   to Debt   Cash Flow
------                                             ----       ----       ----   ---------  ---------  ---------
Hormel                                             224.2      305.6      328.3     8.93%     178%         56%
ConAgra                                          1,730.7    1,870.1    1,764.8     6.95%      46%        218%
Smithfield                                         155.2      247.4      301.8     5.86%      23%        431%
Pilgrims Pride                                     109.9      144.0      116.5     7.77%      69%        146%
Rymer Foods                                         (1.4)       0.8       (1.0)   -2.51%     -27%       -370%
Tyson                                              379.1      599.7      639.0     8.93%      41%        241%
                                                --------------------------------------------------------------
  Average                                          433.0      527.9      524.9     7.34%      45%        224%
                                                --------------------------------------------------------------
Pierre                                              18.9       14.8       16.4     7.88%      14%        713%

                                                    Industry Total*    3,150.4
                                                                                     * excl Rymer
                                                                                     ---------------------------------------------
                                                                                     With interest at 10.75%, most of Pierre's 14%
                                                                                     EBITDA is used to service debt.
                                                                                     ---------------------------------------------
EPS (normalized & diluted)
--------------------------
Hormel                                             0.805      1.112      1.203
ConAgra                                            1.350      1.238      1.280
Smithfield                                         1.553      2.316      1.521
Pilgrims Pride                                     1.208      1.577      1.265
Rymer Foods                                       (0.470)     0.010     (0.430)
Tyson                                              0.516      1.123      0.668
                                                --------------------------------
  Average                                          0.992      1.475      1.101
                                                ------------------------------
Pierre                                                                  (0.466)

                                                                                ----------
Net Income                                                                      % to Sales
----------                                                                      ----------
Hormel                                             139.3      163.4      170.2     4.63%
ConAgra                                            641.8      358.4      413.0     1.63%
Smithfield                                          53.4       94.9       75.1     1.46%
Pilgrims Pride                                      50.0       65.3       52.3     3.49%
Rymer Foods                                         (2.0)        --       (1.9)   -4.76%
Tyson                                               25.1      241.6      151.0     2.11%
                                                ------------------------------------------
  Average                                          151.3      153.9      143.3     2.00%
                                                ------------------------------------------
Pierre                                              (0.5)      (2.6)      (2.7)   -1.30%

                                                                                   -----
Normalized Net Income (excl y/e Reserves, etc.)                                     ROS%
-----------------------------------------------                                    -----
Hormel                                             121.1      163.4      170.2     4.63%
ConAgra                                            641.8      589.9      612.8     2.41%
Smithfield                                          61.7       94.9       75.1     1.46%
Pilgrims Pride                                      50.0       65.3       52.3     3.49%
Rymer Foods                                         (2.0)        --       (1.9)   -4.76%
Tyson                                              117.5      291.7      151.0     2.11%
                                                  ----------------------------------------
  Average                                          165.0      200.9      176.6     2.47%
                                                  ----------------------------------------
Pierre                                              (0.5)      (2.6)      (2.7)   -1.30%


Compiled by HHCo

Finally, HHCo compared these statistics to a per share basis, and compared the data to recent market pricing, on Exhibit VI.

PFMI Study   Exhibit VI

COMPETITIVE RECAP

                                                                  Ratios per share
                                               --------------------------------------------------   Recent  price to   price to
Shares outstanding #mil.   1998   1999   2000  Cash Flow  norm EPS   Sales   Book Value  Tang. BV   Price   norm EPS   Cash Flow
------------------------   ----   ----   ----  ---------  --------   -----   ----------  --------   -----   --------   ---------
Hormel                    147.2  142.7  138.6    2.369      1.228    26.52      6.31       5.64     21.10     17.18       8.91
ConAgra                   489.4  488.2  492.2    3.586      1.245    51.58      6.02       1.22     24.76     19.89       6.91
Smithfield                 37.5   41.9   54.7    5.517      1.373    94.16     16.51      10.65     31.15     22.69       5.65
Pilgrims Pride             41.4   41.4   41.1    2.835      1.273    36.48      8.34       8.34     11.10      8.72       3.92
Rymer                       4.3    4.3    4.3   -0.233     -0.442     9.28      0.26       0.26      0.50     -1.13       2.15
Tyson                     230.9  228.6  225.0    2.840      0.671    31.81      9.67       5.50     13.55     20.19       4.77
                          ------------------------------------------------------------------------------------------------------
  Average - Mean          190.1  189.4  191.2    2.746      0.924    37.41      6.33       3.09     17.03     18.44       6.20
                          ------------------------------------------------------------------------------------------------------
  Average - Weighted                             3.296      1.108    44.89      7.59       3.71     21.26     19.18       6.45
                                               ---------------------------------------------------------------------------------
Pierre                                    5.8    2.828     -0.466    35.90      4.86      -7.41      1.13     -2.43       0.40
                       Industry Total   955.9                                         Mkt. Cap.   20320.2
                                                                                               Weighted Average
                                           Note: With Pierre sales per share                   Cash Flow M                6.45
                                                 20% below Ind. Avg., Pierre will
                                                 not be able to achieve Ind. Avg.                           SAY           6.50%
                                                 Earnings Per Share on lower revenues


Compiled by HHCo

Cash flow (EBITDA) per share averaged $3.30 (weighted) for the industry, versus $2.83 for Pierre; Normalized Earnings per Share averaged $1.11 for the industry, versus ($0.47) for Pierre; Sales per share averaged $44.89 for the industry, versus $35.90 for Pierre. This latest statistic may be meaningful, as Pierre will not be able to generate as much profit per share, or, cash flow per share, as it would have to significantly outperform the industry on almost $9.00, or 20%, less in sales per share on which to profit from. We again compared the Book Value and Tangible Book Value per share, statistics that we had discounted as not being a driver of stock valuation earlier.

HHCo computed Price to Normalized Earnings per share, a Normalized P/E ratio, which averaged (weighted) $19.18 for the industry; yet was ($2.43) for Pierre. With this negative position for Pierre, it was determined that EPS and P/E ratios would not be meaningful for comparative stock valuation.

Finally, HHCo computed cash flow (EBITDA) per share to the recent market price for stock. With the exception of Rymer, a direct correlation exists between market pricing and cash flow per share, with most of the competitors closely trading around the mean average of 6.20 times cash flow, or the weighted average of 6.45 times cash flow. Pierre trades a fraction of its cash flow per share, 0.40, as the market probably discounts its value with the bulk of the cash flow being utilized to pay interest.

Pricing Model; Exhibit VII
--------------------------

Based on the above industry correlation between cash flow per share to market value per share, it was determined that the best Pierre valuation would be to measure the market capitalization on an EBITDA multiple. As with any stock acquisition process the acquirer adjusts the cash flow value model by any debt that the acquirer assumes.

The industry average of 6.5 times cash flow has been used to value a transaction to acquire Pierre Foods. With projected year 2001 cash flow of $16.4Mil it is projected that the gross enterprise value of Pierre is $106.6Mil. (6.5x$16.4). This price exceeds the December 2 asset valuation of $52.5 million for current assets and $29.6 million for the fair market value of the fixed assets, which totals $82.1Mil. The excess market value of $24.5Mil exceeds the going concern intangible value of $22.8Mil as determined by HHCo review discussed earlier.

The $106.6Mil in total enterprise company valuation is adjusted downward for the debt being assumed, forecasted for March 4, 2001 at $115.1 Mil. Thus, the stock equity value is a negative ($8.50Mil), or ($0.147) per share.

PFMI Study    Exhibit VII

PIERRE PRICING MODEL

Assume that the equitable price per share of Pierre stock is equivalent to the overall competitive protein processors ratio of market value to cash flow generated by operations. The above analysis indicates that the competition shares are trading at 6.5 times EBITDA.

This pricing would indicate that the value of Pierre is 6.5 times $16.4 (projected 2001 EBITDA), or

                        $ 106.6  Value
                         -115.1  Less: Debt
                        -------

                          (8.50) Stock Value
                          5,781  k Shares

                        $(0.147) per Share

Adjusting the company value for outstanding obligations results in the stock value of ($0.147) per share.

                                    --------------------------------------------------------
                                                                        Pilgrims
                                      Hormel    ConAgra    Smithfield     Pride      Tyson
                                    --------------------------------------------------------
EBITDA Multiple                         8.91        6.91       5.65        3.92         4.77
Value per EBITDA Multiple            2,925.2    12,194.8    1,705.2       456.7      5,099.2
  Less Debt                            184.3     3,842.9    1,301.2       169.7      1,542.0
                                    --------   ---------   --------     -------     --------
Ownership Value                      2,740.9     8,351.9      404.0       287.0      3,557.2
Shares Outstanding Mil                 138.6       492.2       54.7        41.1        225.0
Value per share                     $  19.78   $   16.97   $   7.39     $  6.98     $  15.81
Price One week after 10K release    $  18.51   $   18.19   $  29.00     $  8.13     $  11.25
Correlation: Price/Value                0.94        1.07       3.93        1.16         0.71      Factor of 1.00 =
                                                                                                  perfect analytical fit
Recent Price                        $  21.10   $   24.76   $  31.15     $ 11.10     $  13.55

Dividends/share                         0.35        0.79         --        0.06         0.16      Dividend yield may impact
Yield to market                          1.9%        4.3%       0.0%        0.7%         1.4%     market pricing

  Year over year:
Reported Sales Increase                  9.0         3.0       36.0          10         (3.0)
Reported Earnings Increase               5.0        15.0      (17.0)      (20.0)       (37.0)

Compiled by HHCo

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


The industry competitors were tested using this same methodology. All company's latest reported EBITDA was grossed up by their market multiple to arrive at gross enterprise valuation, then adjusted downward for outstanding debt. This net ownership value was divided by the number of shares outstanding to arrive at a value per share. Since this study is based on historical competitor data, the value per share was compared to the competitor's market price approximately one week after the published annual form 10K was issued (that particular day with the highest trading volume, indicating that the new information was absorbed by the market). There is a very direct correlation between this valuation method to the market price of the stock. With the exception of Smithfield, which recorded a large sales increase on new acquisitions, the price to value for Hormel was
 .94; ConAgra 1.07; and Pilgrims Pride, at 1.16, and .71 for Tyson a fairly tight correlation. (A correlation of 1.00 would indicate a perfect fit.)

Conclusion
----------

Based on the above analysis, there is a direct correlation of a company's ability to generate cash net of debt service obligations, to the value that the marketplace places on the equity instruments. The value of the shares of Pierre Food is negligible, as the debt load the company carries negates all residual stockholder value. HHCo recommends that PFMI offer the stockholders the market price on March 27, 2001 for the Pierre shares, as the market price is far in excess of the underlying value of the stock.


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